UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 27 May 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Directors:
C A Carolus (Chair), N J Holland ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
#
, P J Bacchus , T P Goodlace, C E
Letton^, P Mahanyele -Dabengwa, R P Menell, S P Reid^, Y G H Suleman
^Australian, British,
#
Ghanaian, ** Executive Director
Company Secretary: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel    +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel       +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
           goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile     +27 72 493 5170
email
Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile     +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
MEDIA RELEASE
GOLD FIELDS ANNOUNCES SUCCESSFUL
BUYBACK OF US$250m OF 2020 NOTES

Johannesburg, 27 May 2019: Gold Fields Limited (Gold Fields) (JSE,
NYSE: GFI) is pleased to announce the successful buyback of $250m of the outstanding 2020 notes at 102% of par as compared with a premium of 101.73% of par at the close of business on Friday,
24 May 2019. Following the bond issuances on 9 May 2019, Gold Fields commenced a tender process to buy back up to $250m of the 2020 notes.

The remainder of the 2020 notes ($600m), due in October 2020, is expected to be repaid from a combination of available cash and bank debt facilities.

The successful completion of the new bonds, as well as the buyback, helps Gold Fields achieve one of its key financial objectives for 2019 of extending the maturity of its debt profile. The final element is a refinancing of the syndicated bank debt which is expected to be completed in Q3 2019. In addition, the Group is targeting net debt reduction of $100-150m in 2019.
Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email:
Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com
ends

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with eight operating mines and two projects in Australia, Chile, Ghana, Peru and South Africa, with total attributable annual gold-equivalent production of approximately 2Moz. It has attributable gold Mineral Reserves of around 48.1Moz and gold Mineral
Resources of around 96.6Moz. Attributable copper Mineral Reserves total 691 million pounds and
Mineral Resources 4,816 million pounds. Gold Fields has a primary listing on the Johannesburg
Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 27 May 2019
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland

Title:
Chief Executive Officer